Exhibit 99.1

NEWS RELEASE	Silicon Motion Announces Results for the Period Ended June 30, 2020

Financial Highlights

	2Q 2020 GAAP	2Q 2020 Non-GAAP
• Net sales	$136.8 million (+3% Q/Q, +38% Y/Y)	$136.8 million (+3% Q/Q, +45% Y/Y)
• Gross margin	50.0%	50.0%
• Operating margin	22.0%	22.2%
• Earnings per diluted ADS	$0.80	$0.81

Business Highlights

•	SSD controller sales declined about 5% Q/Q and increased about 15% Y/Y

•	eMMC+UFS controller sales increased 30% Q/Q and increased about 140% Y/Y

•	SSD solutions sales declined about 10% Q/Q and increased about 145% Y/Y

•	PCIe Gen4 SSD controller design-wins at five NAND flash makers

•	UFS 3.1 controller design-win at second NAND flash maker

TAIPEI, Taiwan and MILPITAS, Calif., July 30, 2020 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended June 30, 2020. For the second quarter, net sales (GAAP) increased sequentially to $136.8 million from $132.8 million in first quarter 2020. Net income (GAAP) increased to $28.2 million or $0.80 per diluted ADS (GAAP) from net income (GAAP) of $25.9 million or $0.74 per diluted ADS (GAAP) in first quarter 2020.

For the second quarter, net income (non-GAAP) increased to $28.6 million or $0.81 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $28.4 million or $0.80 per diluted ADS (non-GAAP) in first quarter 2020.

Second Quarter 2020 Review

“We are excited that this quarter five NAND flash makers awarded us PCIe Gen4 SSD controller design-wins, and additionally, we secured a second NAND flash maker as a UFS controller customer,” said Wallace Kou, President and CEO of Silicon Motion. “These design-wins are testaments of our technological leadership and important for our continued growth. Growth this quarter was driven by very strong sales of UFS controllers. Sales of our SSD controllers were affected by temporary re-allocation of NAND flash by our customers to hyperscale data centers and Shannon SSDs were softer than expected.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	2Q 2020	1Q 2020	2Q 2019	2Q 2020	1Q 2020	2Q 2019
Revenue	$136.8	$132.8	$98.8	$136.8	$132.8	$94.3
Gross profit	$68.4	$63.9	$46.1	$68.4	$63.9	$48.5
Percent of revenue	50.0%	48.1%	46.7%	50.0%	48.2%	51.5%
Operating expenses	$38.3	$39.8	$33.9	$38.0	$37.4	$31.2
Operating income	$30.1	$24.1	$12.3	$30.4	$26.6	$17.3
Percent of revenue	22.0%	18.1%	12.4%	22.2%	20.0%	18.4%
Earnings per diluted ADS	$0.80	$0.74	$0.75	$0.81	$0.80	$0.52

Other Financial Information

(in millions)	2Q 2020	1Q 2020	2Q 2019
Cash, cash equivalents, restricted cash and short-term investments—end of period	$379.7	$371.7	$370.4
Routine capital expenditures	$4.1	$6.4	$2.9
Dividend payments	$12.3	$12.3	$10.9

During the second quarter, we had $4.1 million of capital expenditures for the routine purchase of software, design tools and other items.

Returning Value to Shareholders

On October 25, 2019, our Board of Directors declared a $1.40 per ADS annual dividend to be paid in quarterly installments of $0.35 per ADS. On May 21, 2020, we paid $12.3 million to shareholders as the third installment of our annual dividend.

On November 21, 2018, we announced that our Board of Directors had authorized a new program for the Company to repurchase up to $200 million of our ADS over a 24-month period. In the second quarter, we did not repurchase any of our ADSs. Since the start of this program, we have repurchased $59.8 million of our ADSs.

Business Outlook

“We expect our third quarter sales to be temporarily affected by a one-quarter mobile-related inventory adjustment before growth rebounds in the fourth quarter,” said Wallace Kou, President and CEO of Silicon Motion. “All three of our key products continue to track towards solid full-year sales growth, and our order book for SSD controllers for PC OEMs remains very strong in the second half of 2020. Also, our expanding portfolio of industry-leading PCIe NVMe SSD and UFS controllers, as well as Shannon open-channel SSDs is pointing to solid growth momentum next year.”

For the third quarter of 2020, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$114m to $120m -17% to -12% Q/Q	—	$114m to $120m -17% to -12% Q/Q
Gross margin	47.9% to 49.9%	Approximately $0.1m*	48.0% to 50.0%
Operating margin	17.8% to 18.7%	Approximately $2.7m to $3.7m**	20.0% to 22.0%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $2.7 million to $3.7 million of stock-based compensation.

For the full year 2020, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$508m to $521m +11% to 14% Y/Y	—	$508m to $521m +13% to 16% Y/Y
Gross margin	47.5% to 49.5%	Approximately $0.5m*	47.5% to 49.5%
Operating margin	16.6% to 18.3%	Approximately $14m to $16m**	19.3% to 21.3%

*	Projected gross margin (non-GAAP) excludes $0.5 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $14 million to $16 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on July 30, 2020.

Speakers:

Wallace Kou, President & CEO

Riyadh Lai, CFO

Chris Chaney, Director of Investor Relations & Strategy

Conference Call Details

Participants must register in advance to join the conference using the link provided below and should dial in 10 minutes prior to the call start time. Conference access information (including dial-in numbers, the passcode, and a unique access pin) will be provided in the email received upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7682831

Replay Numbers (for 7 days):

USA (Toll Free):	1 855 452 5696
USA (Toll):	1 646 254 3697
Participant Passcode:	7682831

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

SSD solutions restructuring are charges relate to the restructuring of our underperforming Shannon and Bigtera product lines and include goodwill and intangible assets impairment expenses, the write-down of NAND flash and SSD inventory valuation and customer sales returns and accounts receivable attributable to these product lines.

FCI divestiture refers to the exclusion of revenue, expenses and other items relating to our FCI specialty RF IC product-line, the sale of which was closed on May 31, 2019. Under GAAP, according to FASB ASU 2014-08, this disposal transaction does not meet the threshold for presenting as a discontinued operation. We are excluding FCI from our financial results for non-GAAP as we believe this provides investors with enhanced transparency. Additionally, we are also excluding transaction expenses and long-term investment gains from this asset disposal.

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30, 2019 ($)	Mar. 31, 2020 ($)	Jun. 30, 2020 ($)	Jun. 30, 2019 ($)	Jun. 30, 2020 ($)
Net Sales	98,846	132,769	136,811	193,540	269,580
Cost of sales	52,717	68,877	68,417	99,792	137,294

Gross profit	46,129	63,892	68,394	93,748	132,286
Operating expenses
Research & development	23,939	29,346	28,901	51,955	58,247
Sales & marketing	6,086	6,493	5,823	13,068	12,316
General & administrative	3,571	3,959	3,531	7,944	7,490
Amortization of intangibles assets	255	—	—	510	—

Operating income	12,278	24,094	30,139	20,271	54,233
Non-operating income (expense)
Interest income, net	1,858	1,732	1,323	3,434	3,055
Gain on disposal of long-term investments	12,904	—	—	12,904	—
Foreign exchange gain (loss), net	(68)	(481)	(142)	425	(623)
Others, net	33	16	6	53	22

Subtotal	14,727	1,267	1,187	16,816	2,454

Income before income tax	27,005	25,361	31,326	37,087	56,687
Income tax expense	521	(554)	3,115	2,331	2,561

Net income	26,484	25,915	28,211	34,756	54,126

Earnings per basic ADS	0.75	0.74	0.80	0.98	1.54
Earnings per diluted ADS	0.75	0.74	0.80	0.98	1.54

Margin Analysis:
Gross margin	46.7%	48.1%	50.0%	48.4%	49.1%
Operating margin	12.4%	18.1%	22.0%	10.5%	20.1%
Net margin	26.8%	19.5%	20.6%	18.0%	20.1%

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Six Months Ended
	Jun. 30, 2019 ($)	Mar. 31, 2020 ($)	Jun. 30, 2020 ($)	Jun. 30, 2019 ($)	Jun. 30, 2020 ($)
Revenue (GAAP)	98,846	132,769	136,811	193,540	269,580
FCI divestiture	(4,566)	—	—	(10,359)	—
Revenue (non-GAAP)	94,280	132,769	136,811	183,181	269,580

Gross profit (GAAP)	46,129	63,892	68,394	93,748	132,286
Gross margin (GAAP)	46.7%	48.1%	50.0%	48.4%	49.1%
Stock-based compensation (A)	7	38	3	102	41
SSD solutions restructuring	4,985	—	—	4,985	—
FCI divestiture	(2,597)	—	—	(5,675)	—
Gross profit (non-GAAP)	48,524	63,930	68,397	93,160	132,327
Gross margin (non-GAAP)	51.5%	48.2%	50.0%	50.9%	49.1%

Operating expenses (GAAP)	33,851	39,798	38,255	73,477	78,053
Stock-based compensation (A)	(275)	(2,444)	(243)	(4,369)	(2,687)
Amortization of intangible assets	(255)	—	—	(510)	—
Litigation expense	—	—	—	2	—
FCI divestiture	(2,102)	—	—	(8,688)	—
Operating expenses (non-GAAP)	31,219	37,354	38,012	59,912	75,366

Operating profit (GAAP)	12,278	24,094	30,139	20,271	54,233
Operating margin (GAAP)	12.4%	18.1%	22.0%	10.5%	20.1%
Total adjustments to operating profit	5,027	2,482	246	12,977	2,728
Operating profit (non-GAAP)	17,305	26,576	30,385	33,248	56,961
Operating margin (non-GAAP)	18.4%	20.0%	22.2%	18.2%	21.1%

Non-operating income (expense) (GAAP)	14,727	1,267	1,187	16,816	2,454
Foreign exchange loss (gain), net	68	481	142	(425)	623
Gain on disposal of long-term investments	(495)	—	—	(495)	—
FCI divestiture	(12,405)	—	—	(12,418)	—
Non-operating income (expense) (non-GAAP)	1,895	1,748	1,329	3,478	3,077

Net income (GAAP)	26,484	25,915	28,211	34,756	54,126
Total pre-tax impact of non-GAAP adjustments	(7,805)	2,963	388	(361)	3,351

Income tax impact of non-GAAP adjustments	(76)	(524)	2	(750)	(522)
Net income (non-GAAP)	18,603	28,354	28,601	33,645	56,955

Earnings per diluted ADS (GAAP)	$0.75	$0.74	$0.80	$0.98	$1.54
Earnings per diluted ADS (non-GAAP)	$0.52	$0.80	$0.81	$0.95	$1.62

Shares used in computing earnings per diluted ADS (GAAP)	35,536	35,246	35,164	35,505	35,147
Non-GAAP Adjustments	29	63	36	56	49
Shares used in computing earnings per diluted ADS (non-GAAP)	35,565	35,309	35,200	35,561	35,196

(A) Excludes stock-based compensation as follows:
Cost of Sales	7	38	3	102	41
Research & development	128	1,655	118	2,823	1,773
Sales & marketing	107	335	85	662	420
General & administrative	40	454	40	884	494

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30, 2019 ($)	Mar. 31, 2020 ($)	Jun. 30, 2020 ($)

Cash and cash equivalents	342,930	344,012	350,790
Short-term investments	2,309	2,673	3,876
Accounts receivable (net)	80,782	89,662	93,825
Inventories	79,252	104,133	103,835
Refundable deposits – current	24,074	24,084	24,089
Prepaid expenses and other current assets	17,663	21,939	23,778

Total current assets	547,010	586,503	600,193
Long-term investments	3,000	3,000	5,000
Property and equipment (net)	97,981	100,822	102,156
Goodwill and intangible assets (net)	33,714	17,489	17,489
Other assets	13,911	12,110	11,556

Total assets	695,616	719,924	736,394

Accounts payable	37,845	45,778	34,209
Income tax payable	1,346	1,340	3,642
Accrued expenses and other current liabilities	54,183	82,306	78,244

Total current liabilities	93,374	129,424	116,095
Other liabilities	31,884	25,870	27,202

Total liabilities	125,258	155,294	143,297
Shareholders’ equity	570,358	564,630	593,097

Total liabilities & shareholders’ equity	695,616	719,924	736,394

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For Six Months Ended
	Jun. 30, 2019 ($)	Mar. 31, 2020 ($)	Jun. 30, 2020 ($)	Jun. 30, 2019 ($)	Jun. 30, 2020 ($)
Net income	26,484	25,915	28,211	34,756	54,126
Depreciation & amortization	3,329	3,237	3,363	6,622	6,600
Stock-based compensation	227	2,482	246	4,630	2,728
Investment impairment, losses & disposals	(12,913)	(14)	33	(12,921)	19
Changes in operating assets and liabilities	23,061	7,990	(6,151)	10,447	1,839
Others	(9)	—	(1)	(18)	(1)

Net cash provided by operating activities	40,179	39,610	25,701	43,516	65,311

Purchase of property & equipment	(2,929)	(6,396)	(4,134)	(4,123)	(10,530)
Purchase of long-term investments	—	—	(2,000)	—	(2,000)
Disposal of long-term investments	45,704	—	—	45,704	—

Net cash provided by (used in) investing activities	42,775	(6,396)	(6,134)	41,581	(12,530)

Dividend payments	(10,937)	(12,278)	(12,278)	(21,873)	(24,556)
Share repurchases	—	—	—	(1,216)	—

Net cash used in financing activities	(10,937)	(12,278)	(12,278)	(23,089)	(24,556)

Net increase in cash, cash equivalents & restricted cash	72,017	20,936	7,289	62,008	28,225
Effect of foreign exchange changes	(847)	(114)	(550)	(1,000)	(664)
Cash, cash equivalents & restricted cash—beginning of period	296,965	348,253	369,075	307,127	348,253

Cash, cash equivalents & restricted cash—end of period	368,135	369,075	375,814	368,135	375,814

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in storage products such as SSDs and eMMC+UFS devices, which are found in data centers, PCs, smartphones, and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected third quarter of 2020 and full year 2020 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the third quarter of 2020 and full year 2020. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with any uncertainties associated with the ongoing global outbreak of COVID-19; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 12, 2020. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com